April 19, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: ProFunds (the "Trust") (File Nos. 333-28339; 811-08239)

Dear Mr. Rosenberg:

On February 23, 2024, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 132 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 134 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (the "Registration Statement"). These amendments (the "Amendments") were filed to update the registration statement to reflect certain other disclosure changes.

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's Prospectus and Statement of Additional Information in response to your comments on the Amendment as described in this letter, update financial information and to make other minor and conforming changes.

Prospectus

1.Comment: Please disclose in a footnote to the fee table that the Fund's Board may terminate the waiver and reimbursements during the three-year period.

Response: The Trust has revised the disclosure as requested by adding the following to each applicable footnote:

This agreement may not be terminated before that date without the approval of the Fund's Board.

2.Comment: Please disclose in a footnote to the fee table or in the Item 10 disclosure, that a Fund may only make repayments to the Advisor if such repayment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both (1) the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap.

Response: The Trust has revised the Item 10 disclosures to include the following:

ProFund Advisors has contractually agreed to waive investment advisory and management services fees and/or to reimburse certain other Fund expenses through at least April 30, 2025 for certain Funds. Amounts waived or reimbursed in a particular contractual period may be recouped by ProFund Advisors within three years of the end of that contract period, however, such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of the waiver or reimbursement. This expense limitation/reimbursement agreement may be changed or terminated early only if approved by the Fund's Board.

3.Comment: Under "Active Investor Risk" please state in plain English that frequent trading by fund investors will increase portfolio turnover and may increase the cost to the fund.

Response: The Trust has revised the disclosure as requested by adding the following sentence:

In addition, this will increase portfolio turnover and may result in additional costs for the Fund.

4.Comment: Please explain to the Staff how the inclusion of companies in the Pacific region is consistent with the name ProFund VP Asia 30.

Response: As a passively managed index fund, the ProFund VP Asia 30 Fund (the "Fund") "will invest at least 80% of its total assets in component securities of the [ProFunds Asia 30 Index (the "Index")] or in instruments with similar economic characteristics." As stated in the Fund's prospectus, the Index is "composed of companies whose principal offices are located in the Asia/Pacific region, excluding Japan, and whose securities are traded on U.S. exchanges or on The Nasdaq Stock Market as depositary receipts or ordinary shares and meet certain liquidity requirements." The Trust believes that the inclusion of the pacific region is appropriate as the Fund seeks to track the performance of the Index and further believes when referring to an Asia is not in reference to a continent but the Asia region which is often understood to include the Pacific region.

5.Comment: In the "Principal Investment Strategy" section for ProFund VP Asia 30, please disclose any industries in which the index was concentrated as of December 31, 2023.

Response: The Trust respectfully declines to include the requested disclosure in the "Principal Investment Strategy" section, as the disclosure is included in the summary prospectus in the section entitled "Principal Risks – Industry Concentration Risk." The Trust is seeking to reduce duplicative disclosure in its summary prospectus (consistent with Rule 421 under the 1933 Act) in order to improve the readability of the summary prospectus and believes this disclosure is more appropriately provided in the context of the Fund's principal risks.

The Trust confirms it has updated the industry concentrations for all Funds as of December 31, 2023.

6.Comment: To the extent ProFund VP Asia 30 is concentrating its investments in any other countries beside China, please ensure a description of those country risks are disclosed.

Response: The Trust has revised the disclosure as requested.

7.Comment: Please complete all brackets and blanks in your next filing with the Commission.

Response: The Trust has revised the disclosure as requested.

8.Comment: For Funds with swaps as a principal investment instrument, please revise the summary risk section entitled "Risks Associated with the Use of Derivatives" to specifically disclose the risks associated with investing in swaps.

Response: The Trust respectfully declines to make the requested change. The section entitled "Risk Associated with the Use of Derivatives" is intended to discuss the risks of all of the derivatives that a Fund may have exposure to. The Trust has revised the title of the risk to "Derivatives Risk" to better align with the instruments identified in the principal investment strategy.

9.Comment: Please explain to the Staff why ProFund VP International, ProFund VP Internet and ProFund VP U.S. Government Plus are excluded from Rule 35d-1 under the 1940 Act.

Response: With respect to ProFund VP International, the Trust notes that footnote 42 of the 2001 adopting release1 for Rule 35d-1 under the 1940 Act, as currently applicable, states that "[t]he terms 'international' and 'global,' however, connote diversification among investments in a number of different countries throughout the world, and 'international' and 'global' funds will not be subject to the rule."

With respect to ProFund VP Internet, the Trust believes that the term "internet" connotes a thematic element as opposed to types of investments. Although the Trust does not believe that the Fund is subject to Rule 35d-1 (and the Fund's name does not use the word "index"), it notes that the Fund discloses that "[u]nder normal circumstances, the [f]und will invest at least 80% of its total assets in component securities of the [Dow Jones Internet CompositeSM Index (the "Index")] or in instruments with similar economic characteristics." As stated in the fund's prospectus, the "Index measures the performance of companies domiciled in the U.S. and traded on the New York Stock Exchange ("NYSE"), NYSE MKT and Nasdaq that generate the majority of their revenues from the internet. The Index is composed of two sub-groups: Internet Commerce, which includes companies that derive the majority of their revenues from online retail, search, financial services, investment products, social media, advertising, travel

1See Investment Company Act Release No. IC-24828 (Jan. 17, 2001).

platforms, and internet radio, and Internet Services, which includes companies that derive the majority of their revenues from various services performed via the internet such as, cloud computing, enterprise software, networking capabilities, website creation tools, and digital marketing platforms." The Fund believes that its investment strategy is consistent with the Fund's name pursuant to Section 35(d) of the 1940 Act.

With respect to VP U.S. Government Plus, the Trust believes that the word "plus" in its name has meaning, and it indicates that the Fund's name is indicative of its investment strategy and not a type of investment. The Fund seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (1.25x) the daily performance of the most recently issued 30-Year U.S. Treasury Bond (the "Long Bond"). In seeking its investment objective, and under normal circumstances, the Fund will obtain leveraged exposure with respect to at least 80% of its total assets to the Long Bond or in instruments with similar economic characteristics. The Fund believes that its investment strategy is consistent with the Fund's name pursuant to Section 35(d) of the 1940 Act.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProFund Advisors LLC

Senior Director, Counsel